SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ============
                                 (Rule 13d-101)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               (Amendment No. 3)
                               =================

                         Point West Capital Corporation
                        ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   730715 10 9
                             ---------------------
                                 (CUSIP Number)


                            Alan B. Perper,President
                         Point West Capital Corporation
                        1700 Montgomery Street, Suite 250
                             San Francisco, CA 94111
                                 (415) 394-9467
                 ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 9, 1999
                                -----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) , check the following Box [ ]

         Note:  Schedules  filed in paper format shall include a signed original
         ----
         and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 15 Pages)

------------------------                                 ----------------------
CUSIP No. 730715 10 9               13D                     Page 2 of 15 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Bradley N. Rotter
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          674,778
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            83,000
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER


                   674,778
              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                    -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   757,778
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   22.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 3 of 15 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Alan B. Perper
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          2,000
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            340,665
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   2,000

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER


                   257,665
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               342,665
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              10.3%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 4 of 15 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John Ward Rotter
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          230,081
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            96,500
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER


                   230,081
              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER


                   13,500
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              326,581
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 5 of 15 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Echelon Group of Companies, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          0
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            83,000
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER


                   0
              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER


                   0
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              83,000
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.5%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              00
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 6 of 15 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lodestone Capital Fund, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          83,000
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            0
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   83,000
              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              83,000
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.5%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              00
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 7 of 15 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lodestone Partners, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          83,000
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            0
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   83,000
              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              83,000
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.5%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              00
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 8 of 15 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Janet G. Raiche
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          0
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            257,665
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   0
              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   257,665
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              257,665
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.7%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 9 of 15 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Perper/Raiche Revocable Trust
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              California
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          257,665
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            0
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER


                   257,665
              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              257,665
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.7%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

               00
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 730715 10 9          SCHEDULE 13D                 Page 10 of 15 pages
-------------------------                              -------------------------

                                AMENDMENT NO. 3 to
                              --------------------
                                 SCHEDULE 13D
                                 -------------

     This Amendment No 3. to Schedule 13D amends the Schedule 13D originally filed on December 1, 1997, as amended and restated by Amendment No. 1 to
Schedule 13D filed on January 6, 1998 and by Amendment No. 2 to Schedule 13D filed on February 16, 1999 (as amended and restated to the date hereof, the "Schedule 13D"). This Amendment No. 3 is being filed to report shares of Common Stock sold by the reporting persons and entities with which they may share beneficial ownerhip. Capitalized terms used in this Amendment No. 3 and not defined are used as defined in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
======   ====================================

         Item 5 of the Schedule 13D is hereby amended and restated to read as follows.

         (a)   Number of Shares Beneficially Owned by Persons Filing This
               ----------------------------------------------------------
               Statement.
               ----------

               Echelon is a member of Lodestone Capital, which is the record holder of 83,000 shares of Common Stock. Echelon is also a member of Lodestone Partners, which is in turn the manager of Lodestone Capital. Lodestone Partners is managed by a Board of Managers composed of John Ward Rotter and Michael Fitzsimmons ("Fitzsimmons"), who is the other member of Lodestone Partners. Pursuant to the Lodestone Partners Operating Agreement between Echelon and Fitzsimmons, Fitzsimmons has sole investment power with respect to the investments of Lodestone Capital. The Operating Agreement is, however, silent on the subject of voting power with respect to securities held by Lodestone Capital. Therefore, through John Ward Rotter, Echelon may be deemed to share voting power with respect to securities held by Lodestone Capital and, thus, to be the beneficial owner of the shares of Common Stock held of record by Lodestone Capital. Echelon disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of its equity interest in Lodestone Capital.


               Bradley N. Rotter, Alan B. Perper and John Ward Rotter constitute all of the members of Echelon and, as such, may be deemed to be the beneficial owners of the shares of Common Stock held of record by Lodestone Capital. Alan B. Perper and John Ward Rotter disclaim beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of their respective equity interests in Echelon and Echelon's respective equity interest in Lodestone Capital. Bradley N. Rotter acknowledges beneficial ownership of approximately 50,337 shares of the Common Stock held of record by Lodestone Capital, which are attributable to the equity interest in Lodestone Capital of the Bradley N. Rotter Self-Employed Pension Plan and Trust, but otherwise disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of his respective equity interest in Echelon and Echelon's respective equity interest in Lodestone Capital. Bradley N. Rotter is the record holder of 672,778 shares of Common Stock and holds a stock option for 10,000 shares, of which 2,000 shares vested on November 17, 1998. John Ward Rotter is the record

--------------------------                            --------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 11 of 15 pages
--------------------------                           --------------------------

               holder of 228,081 shares of Common Stock and holds a stock option for 10,000 shares, of which 2,000 shares vested on November 17, 1998. John Ward Rotter may also be deemed to be the beneficial owner of shares of Common Stock subject to stock options that were granted to his spouse: (a) one option for 20,000 shares, of which 4,000 shares vested on February 14, 1997, 4,000 shares vested on February 14, 1998 and 4,000 shares vested on February 14, 1999; and (b) another option for 7,500 shares, of which 1,500 shares vested on November 17, 1998, but disclaims beneficial ownership of such shares.

               Lodestone Partners is the manager of Lodestone Capital and, as such, may be deemed to be the beneficial owner of the shares of Common Stock held of record by Lodestone Capital. Lodestone Partners, however, currently has only a nonparticipating (or "carried") interest in Lodestone Capital and, therefore, disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital.


               The Perper/Raiche Trust is the record holder of 257,665 shares of Common Stock. Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, may be deemed to be the beneficial owners of the shares of Common Stock held of record by the Perper/Raiche Trust, but each of them disclaims beneficial ownership of such shares, except to the extent of their respective beneficial interests under the Perper/Raiche Trust. Alan B. Perper also holds a stock option for 10,000 shares, of which 2,000 shares of common stock vested on November 17, 1998.

          (b)  Percent of Outstanding Common Stock Beneficially Owned by Each
               --------------------------------------------------------------
               Person Filing This Statement.
               ----------------------------

               Based on the number of shares of Common Stock outstanding as of March 22, 1999, Echelon, Lodestone Capital and Lodestone Partners may each be deemed to beneficially own 2.5% and the Perper/Raiche Trust and Janet G. Raiche may each be deemed to beneficially own 7.7%, of the outstanding Common Stock. Based on the number of shares of common stock outstanding as of March 22, 1999, plus their respective vested option shares, Bradley N. Rotter may be deemed to beneficially own 22.8%, Alan B. Perper may be deemed to beneficially own 10.3% and John Ward Rotter may be deemed to beneficially own 9.8% of the outstanding Common Stock.

         (c)   Number of Shares of Common Stock as to Which Each of the
               --------------------------------------------------------
               Persons Filing This Statement Has:
               -----------------------------------

                      (i)     Sole Voting Power.

                              Bradley N.Rotter has sole power to vote or direct the vote of the 672,778 shares of Common Stock that that he holds of record and 2,000 shares subject to his vested stock option.

                              John Ward Rotter has sole power to vote or direct the vote of the 228,081 shares of Common Stock that he holds of record and 2,000 shares subject to his vested stock option.

                              Lodestone Capital has sole power to vote or direct
                              the vote of the  83,000   shares of  Common  Stock
                              that it holds of record.

                              As the manager of Lodestone Capital, Lodestone Partners may be deemed to have sole power to vote or direct the vote of the 83,000 shares of Common Stock held of record by Lodestone Capital.

                              The Perper/Raiche Trust has sole power to vote or direct the vote of the 257,665 shares of Common Stock that it holds of record. Alan B. Perper has sole power to vote or direct the vote of 2,000 shares subject to his vested stock option.

--------------------------                            --------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 12 of 15 pages
--------------------------                           --------------------------

                      (ii)    Shared Voting Power.

                              Through John Ward Rotter, who is a member of Echelon and a member of the Board of Managers of Lodestone Partners, which is the manager of Lodestone Capital, Echelon may be deemed to share with Fitzsimmons, who is the other member of Lodestone Partners and the other member of the Board of Managers of Lodestone Partners, the power to vote or direct the vote of the 83,000 shares of Common Stock held of record by Lodestone Capital.

                              As the members of Echelon,  Bradley N. Rotter,Alan
                              B. Perper and John Ward Rotter may be deemed to share the power to vote or direct the vote of the 83,000 shares of Common Stock held of record by Lodestone Capital. John Ward Rotter may also be deemed to share with his spouse the power to vote or direct the vote of 13,500 shares subject to options held by his wife that are currently vested.

                              Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, share the power to
                              vote or direct the vote of the 257,665   shares of
                              Common Stock held of record by the Perper/Raiche Trust.

                      (iii)   Sole Dispositive Power.

                              Bradley N. Rotter has sole power to dispose of or direct the disposition of the 672,778 shares of Common Stock that he holds of record and 2,000 shares subject to his vested stock option.

                              John Ward Rotter has sole power to dispose of or direct the disposition of the 228,081 shares of Common Stock that he holds of record and 2,000 shares subject to his vested stock option.

                              Lodestone Capital has sole power to dispose of or direct the disposition of the 83,000 shares of Common Stock that it holds of record.

                              As the manager of Lodestone Capital, Lodestone Partners may be deemed to have sole power to dispose of or direct the disposition of the 83,000 shares of Common Stock held of record by Lodestone Capital.

                              The Perper/Raiche Trust has sole power to dispose of or direct the disposition of the 257,665 shares of Common Stock that it holds of record. Alan B. Perper has sole power to dispose of or direct the disposition of 2,000 shares subject to his vested stock option.

                      (iv)    Shared Dispositive Power.

                              John Ward Rotter may be deemed to share with his spouse the power to dispose of or direct the disposition of 13,500 shares subject to options held by his wife that are currently vested.

                              Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, share the power to dispose of or direct the disposition of the
                              257,665   shares of Common Stock held of record by
                              the Perper/Raiche Trust.


          (d)  Transactions in Common Stock by Persons Filing This Statement.
               --------------------------------------------------------------

               See Schedule 1 for information regarding sales effected by reporting persons within the last 60 days.

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 13 of 15 pages
-------------------------                              -------------------------



                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.





                         THE ECHELON GROUP OF COMPANIES, LLC

March 24, 1999           By:  /s/Bradley N. Rotter
                              -------------------------------
                                  Bradley N. Rotter,
                                  Managing Member



March 24, 1999             /s/Bradley N. Rotter
                          -----------------------------------
                              Bradley N. Rotter


March 24, 1999             /s/Alan B. Perper
                          ------------------------------------
                              Alan B. Perper


March 24, 1999             /s/John Ward Rotter
                          ------------------------------------
                              John Ward Rotter


March 24, 1999           By: /s/ Janet G. Raiche
                             ---------------------------------
                                  Janet G. Raiche
                                  Trustee




                          LODESTONE CAPITAL FUND, LLC
                          By:    LODESTONE PARTNERS, LLC
                                 Manager


March 24, 1999                  By: /s/Michael Fitzsimmons
                                    -------------------------------
                                        Michael Fitzsimmons
                                        Manager


March 24, 1999                   By: /s/John Ward Rotter
                                    -------------------------------
                                        John Ward Rotter
                                        Manager


                          LODESTONE PARTNERS, LLC


March 24, 1999          By: /s/Michael Fitzsimmons
                             -------------------------------
                                 Michael Fitzsimmons
                                 Manager


March 24, 1999           By: /s/John Ward Rotter
                              -------------------------------
                                 John Ward Rotter
                                 Manager

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 14 of 15 pages
-------------------------                              -------------------------



                          PERPER/RAICHE REVOCABLE TRUST


March 24, 1999              By: /s/ Alan B. Perper
                             ---------------------------------
                                  Alan B. Perper
                                  Trustee


March 24, 1999            By: /s/ Janet G. Raiche
                             ---------------------------------
                                  Janet G. Raiche
                                  Trustee

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 15 of 15 pages
-------------------------                              -------------------------



                  Schedule 1 to Amendment No. 3 to Schedule 13D
                     Summary of Transactions for March 1999


All of the following sales were effected in brokerage transactions on the Nasdaq Stock Market.

                                                    Number of        Average
                                    Date            Shares Sold      Price
                                    ----           ------------     --------

Bradley N. Rotter
-----------------
                                   03/09/99           5,000          16.0000
                                   03/10/99           8,000          14.7969
                                   03/11/99          34,900          16.0206
                                   03/12/99          40,000          15.7969
                                   03/15/99         110,100          16.7018
                                   03/16/99           2,800          15.5000


The Perper/ Raiche
------------------
Revocable Trust
--------------
                                   03/09/99          45,000          15.7614
                                   03/12/99           5,000          16.0000
                                   03/15/99          10,000          18.0000


John Ward Rotter
----------------
                                   03/09/99           5,000         16.4250
                                   03/11/99          20,000         15.8655
                                   03/12/99          24,000         15.7214
                                   03/15/99          80,000         16.3129
                                   03/16/99          40,000         17.5313


Lodestone Capital Fund, LLC
----------------------------

                                   03/09/99          27,600         15.7883
                                   03/10/99          22,700         14.7897
                                   03/11/99          27,800         15.6169
                                   03/12/99          25,500         15.7269
                                   03/15/99          20,000         17.3984